Exhibit (e)(14)

FORM OF

INDEMNIFICATION AGREEMENT

This Indemnification Agreement is dated as of          , 2009 (this “Agreement”) and is between Hearst-Argyle Television, Inc., a Delaware corporation (the “Company”), and [Name of director] (“Indemnitee”).

Background

On March 25, 2009, The Hearst Corporation announced its intention to commence a tender offer for all of the shares of the Company’s Series A Common Stock, par value $0.01 per share, not owned by The Hearst Corporation and its subsidiaries (the “Tender Offer”). The Hearst Corporation also stated its intention to consummate a “short-form” merger (the “Merger”) under Delaware law following consummation of the Tender Offer to acquire any remaining shares of Series A Common Stock that The Hearst Corporation and its subsidiaries do not own.

In connection with the Tender Offer and the Merger, and in consideration of Indemnitee’s service to the Company and the agreements set forth below, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.  Indemnification and Insurance.

(a) The Company agrees that it will indemnify and hold harmless, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”) (and the Company shall also advance expenses as incurred to the fullest extent permitted under the DGCL, provided that Indemnitee undertakes to repay such advances if it is ultimately determined that Indemnitee is not entitled to indemnification) Indemnitee against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, “Action”), arising out of or related to Indemnitee’s service as a director of the Company or services performed by Indemnitee at the request of the Company, including in connection with the transactions contemplated by the Tender Offer or the Merger.

(b) The Company shall, prior to or as of the date and time at which the Merger becomes effective under Delaware law (the “Effective Time”), obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time, from an insurance carrier with a comparable or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) with coverage of not less than the coverage under, and with such other terms that are at least as favorable in the aggregate to, the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against Indemnitee by reason of Indemnitee serving a director of the Company or performing services at the request of the Company (including in connection with the transactions contemplated by the Tender Offer or the Merger). If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement, or purchase comparable D&O Insurance for such six-year period, in each case, with terms, conditions, retentions and limits of liability that are at least as favorable to Indemnitee as those provided in the Company’s existing policies as of the date of this Agreement. If for any reason the Effective Time does not occur, the Company agrees to maintain the D&O Insurance in place as of the date of this Agreement, or purchase comparable D&O Insurance, in each case, with terms, conditions, retentions and limits of liability that are at least as favorable to Indemnitee as those provided in the Company’s existing policies as of the date of this Agreement.

Section 2.  Nonexclusively.  The rights of Indemnitee under this Agreement shall not be deemed exclusive of any other rights which Indemnitee may have under any provision of law, in any court in which a proceeding is brought, the Company’s certificate of incorporation or by-laws, other agreements or otherwise, and Indemnitee’s rights hereunder shall inure to the benefit of the heirs, executors and administrators of Indemnitee. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of Indemnitee as provided in the Company’s certificate of incorporation or by-laws in effect as of the date of this Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of Indemnitee.

Section 3.  Partial Indemnification.  If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Costs incurred in connection with an Action, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Costs to which Indemnitee is entitled.

Section 4.  Form and Delivery of Communications.  All notices, requests and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered by hand, upon receipt by the party to whom said notice or other communication shall have been directed, (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, (c) mailed by reputable overnight courier, one day after deposit with such courier and with written verification of receipt, or (d) sent by email or facsimile transmission, with receipt of oral confirmation that such transmission has been received.

Notice to the Company shall be directed to:

Hearst-Argyle Television, Inc.
300 West 57th Street, 39th Floor
New York, New York 10019
Attention: [          ]

Notice to Indemnitee shall be directed to:
[          ]

Or, in either case, such other address as shall have been set forth in a notice delivered in accordance with this Section.

Section 5.  Modification and Waiver.  No supplement, modification, waiver or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. For the avoidance of doubt, this Agreement may not be terminated by the Company without Indemnitee’s prior written consent.

Section 6.  Successor and Assigns.  All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of such indemnitor, by written agreement in form and substance reasonably satisfactory to Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

Section 7.  Service of Process and Venue.  The Company hereby irrevocably and unconditionally (a) agrees that any action or proceeding arising out of or in connection with this Agreement may brought in the Chancery Court of the State of Delaware (the “Delaware Court”), (b) consents to submit to the non-exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (c) waives any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (d) waives, and agrees not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

Section 8.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. If a court of competent jurisdiction shall make a final determination that the provisions of the law of any state other than Delaware govern indemnification by the Company of Indemnitee, then the indemnification provided under this Agreement shall in all instances be enforceable to the fullest extent permitted under such law, notwithstanding any provision of this Agreement to the contrary.

Section 9.  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument, notwithstanding that both parties are not signatories to the original or same counterpart.

Section 10.  Headings and Section References.  The section and subsection headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section references are to this Agreement unless otherwise specified.

This Indemnification Agreement has been duly executed and delivered to be effective as of the date stated above.

HEARST-ARGYLE TELEVISION, INC.

By
Name:

Title:

INDEMNITEE:

Name:

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